# KingsCrowd, Inc. and subsidiaries
## A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report
December 31, 2022 and 2021

# KingsCrowd, Inc.

## TABLE OF CONTENTS

F&A

**INDEPENDENT AUDITORS' REPORT**

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
Kings Crowd, Inc.
Boston, Massachusetts

**Opinion**

We have audited the consolidated financial statements of Kings Crowd, Inc. and subsidiairies ("the Company") (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2022 and 2021 and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for each of the years then ended, and the related notes to the financial statements (the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of Kings Crowd, Inc. as of December 31, 2022 and 2021, and the results of its consolidated operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Kings Crowd, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about King Crowd, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Auditors' Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of King Crowd, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about King Crowd, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control related matters that we identified during the audits.

Fruci & Associates II, PLLC

Spokane, Washington
November 30, 2023

# KINGSCROWD, INC.
## CONSOLIDATED BALANCE SHEETS
## As of December 31, 2022 and 2021

| | December 31 | |
|---|---|---|
| | 2022 | 2021 |
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 581,960 | $ 136,525 |
| Subscription receivable | 25,000 | 230,991 |
| Escrow receivable | - | 598,568 |
| Prepaid stock compensation | 71,679 | - |
| Deposit | 11,604 | 54,093 |
| Deferred offering costs | - | 17,000 |
| Total Current Assets | 690,243 | 1,037,177 |
| Non-Current Assets: | | |
| Property and equipment, net | 4,409 | 5,806 |
| Intangible assets, net | 3,319,298 | 299,555 |
| Total Non-Current Assets | 3,323,707 | 305,361 |
| TOTAL ASSETS | $ 4,013,950 | $ 1,342,538 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)** | | |
| Current Liabilities: | | |
| Accounts payable | $ 78,667 | $ 72,182 |
| Deferred revenue | 260,196 | 354,435 |
| Loans payable | 132,110 | 238,828 |
| Acquisition payable, current portion | 369,020 | 384,048 |
| Other current liabilities | 31,944 | 61,387 |
| Total Current Liabilities | 871,937 | 1,110,880 |
| Non-current Liabilities: | | |
| Acquisition payable, net of current portion | - | 278,766 |
| Other non-current liabilities | 6,389 | 6,389 |
| Total Non-current Liabilities | 6,389 | 285,155 |
| Total Liabilities | 878,326 | 1,396,035 |
| Stockholders' Equity/(Deficit): | | |
| Class A common stock, $0.0001 par value, 51,000,000 shares authorized, 44,631,838 and 35,083,420 shares issued and outstanding as of December 31, 2022 and 2021, respectively | 4,465 | 3,510 |
| Class B common stock, $0.0001 par value, 15,000,000 shares authorized, 12,427,839 and 12,683,313 shares issued and outstanding as of December 31, 2022 and 2021, respectively | 1,242 | 1,268 |
| Additional paid-in capital | 14,333,244 | 6,088,271 |
| Accumulated deficit | (11,203,327) | (6,146,546) |
| Total Stockholders' Equity/(Deficit) | 3,135,624 | (53,497) |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT) | $ 4,013,950 | $ 1,342,538 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

# KINGSCROWD, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS
## For the years ended December 31, 2022 and 2021

| | December 31 | |
|---|---|---|
| | 2022 | 2021 |
| Net revenues | $ 576,460 | $ 497,392 |
| Operating Expenses: | | |
| General, administrative, and operations | 4,012,786 | 3,321,441 |
| Research and development | 1,301,536 | 870,670 |
| Sales and marketing – customer list amortization | 123,007 | 204,271 |
| Sales and marketing | 268,056 | 61,875 |
| Total Operating Expenses | 5,705,385 | 4,458,257 |
| Loss from operations | (5,128,925) | (3,960,865) |
| Other Income/(Expense): | | |
| Interest expense | (83,356) | (44,409) |
| Interest expense - beneficial conversion feature | - | (282,693) |
| Others - net | 155,500 | 2,967 |
| Total Other Income/(Expense) | 72,144 | (324,135) |
| Provision for income taxes | - | - |
| Net loss | $ (5,056,781) | $ (4,285,000) |
| Weighted average common shares outstanding | | |
| -Basic and Diluted | 53,810,662 | 43,153,664 |
| Net loss per common share | | |
| -Basic and Diluted | $ (0.09) | $ (0.10) |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

# KINGSCROWD, INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
### For the years ended December 31, 2022 and 2021

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity/(Deficit) |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Balance at December 31, 2020 | 28,626,662 | $ 2,863 | 12,719,151 | $ 1,272 | $ 1,686,255 | $ (1,861,546) | $ (171,156) |
| Issuance of common stock - Reg A | 1,133,731 | 113 | (35,838) | (4) | 1,097,783 | - | 1,097,892 |
| Issuance of common stock - Reg D | 75,000 | 8 | - | - | 74,992 | - | 75,000 |
| Issuance of common stock - advisors | 677,926 | 68 | - | - | 109,778 | - | 109,846 |
| Issuance of common stock - consultants | 1,715,535 | 172 | - | - | 1,523,369 | - | 1,523,541 |
| Issuance of common stock - employees | 37,771 | 4 | - | - | 37,767 | - | 37,771 |
| Conversion of convertible notes payable | 1,409,815 | 141 | - | - | 1,130,765 | - | 1,130,906 |
| Warrant exercise | 1,406,980 | 141 | - | - | 249,859 | - | 250,000 |
| Interest expense - beneficial conversion feature | - | - | - | - | 282,693 | - | 282,693 |
| Offering costs | - | - | - | - | (104,990) | - | (104,990) |
| Net loss | - | - | - | - | - | (4,285,000) | (4,285,000) |
| Balance at December 31, 2021 | 35,083,420 | $ 3,510 | 12,683,313 | $ 1,268 | $ 6,088,271 | $ (6,146,546) | $ (53,497) |
| Issuance of common stock - Reg A | 2,900,801 | 290 | (255,474) | (26) | 2,645,064 | - | 2,645,328 |
| Issuance of common stock - Reg D | 700,000 | 70 | - | - | 699,930 | - | 700,000 |
| Issuance of common stock - advisors | 908,158 | 91 | - | - | 337,348 | - | 337,439 |
| Issuance of common stock - consultants | 1,147,349 | 115 | - | - | 1,032,583 | - | 1,032,698 |
| Issuance of common stock - employees | 144,500 | 14 | - | - | 144,486 | - | 144,500 |
| Issuance of common stock - contractor | 80,000 | 8 | - | - | 79,992 | - | 80,000 |
| Issuance of common stock - asset purchases | 3,667,610 | 367 | - | - | 3,667,243 | - | 3,667,610 |
| Offering costs | - | - | - | - | (361,673) | - | (361,673) |
| Net loss | - | - | - | - | - | (5,056,781) | (5,056,781) |
| Balance at December 31, 2022 | 44,631,838 | $ 4,465 | 12,427,839 | $ 1,242 | $ 14,333,244 | $ (11,203,327) | $ 3,135,624 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

**KINGSCROWD, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**For the years ended December 31, 2022 and 2021**

| | December 31 | | | |
|---|---|---|---|---|
| | | 2022 | | 2021 |
| **Cash flows from operating activities** | | | | |
| Net loss | $ | (5,056,781) | $ | (4,285,000) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | |
| Customer list amortization | | 123,006 | | 204,271 |
| Depreciation and amortization | | 436,587 | | 10,644 |
| Stock-based compensation | | 1,522,958 | | 1,671,158 |
| Interest expense on convertible notes | | - | | 26,831 |
| Interest expense - beneficial conversion feature | | - | | 282,693 |
| Loan fees | | 73,870 | | 9,685 |
| Gain from reversal of acquisition payable | | (152,464) | | |
| Changes in operating assets and liabilities: | | | | |
| (Increase)/Decrease in escrow receivable | | - | | 59,034 |
| (Increase)/Decrease in prepaid expense | | - | | 5,770 |
| (Increase)/Decrease in deposit | | 42,489 | | (45,163) |
| Increase/(Decrease) in accounts payable | | 6,485 | | 26,730 |
| Increase/(Decrease) in deferred revenue | | (94,239) | | 132,916 |
| Increase/(Decrease) in other current liabilities | | (29,443) | | 54,998 |
| Net cash used in operating activities | | (3,127,532) | | (1,845,433) |
| **Cash flows from investing activities** | | | | |
| Purchase of property and equipment | | (1,659) | | (5,764) |
| Purchase of website | | (50,000) | | - |
| Net cash used in investing activities | | (51,659) | | (5,764) |
| **Cash flows from financing activities** | | | | |
| Proceeds from loans | | 324,320 | | 310,252 |
| Repayments of loans | | (504,908) | | (82,958) |
| Proceeds from issuance of convertible notes | | - | | 829,444 |
| Proceeds from issuance of Class A common stock | | 3,918,896 | | 534,300 |
| Proceeds from warrant exercise subscription receivable | | 230,991 | | - |
| Offering costs | | (344,673) | | (121,990) |
| Net cash provided by financing activities | | 3,624,626 | | 1,469,048 |
| Net change in cash | | 445,435 | | (382,149) |
| Cash at beginning of the year | | 136,525 | | 518,674 |
| Cash at end of the year | $ | 581,960 | $ | 136,525 |
| **Supplemental disclosure of cash flow information:** | | | | |
| Cash paid for interest expense | $ | 83,356 | $ | 7,893 |
| Cash paid for income tax | $ | - | $ | - |
| **Supplemental disclosure of non-cash investing and financing activities:** | | | | |
| Fair value of website asset acquired | $ | 1,500,000 | $ | 50,000 |
| Fair value of licensed intellectual property | $ | 2,167,610 | $ | - |
| Conversion of convertible notes payable to Class A common stock | $ | - | $ | 1,130,906 |
| Exercise of warrants | $ | - | $ | 230,991 |
| Escrow receivable on Regulation A Offering | $ | - | $ | 598,569 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

## NOTE 1: NATURE OF OPERATIONS

KingsCrowd, Inc. (the "Company") is a corporation organized on December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts. The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company. On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to KingsCrowd, Inc.

The Company seeks to bring together financial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

- Education - Providing expert editorial content in addition to "how-to" guides and tools.
- Analytics - Offering standardized deal ratings and synthesized data analytics.
- Research - Combining in-house market research with crowd-sourced research.
- Recommendations - Providing "Top Deal" picks and access to expert network due diligence.

On November 8, 2021, KingsCrowd Capital, LLC was incorporated as a limited liability company under the laws of the State of Delaware and KingsCrowd, Inc. is the sole member.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include all accounts of KingsCrowd, Inc. and KingsCrowd Capital, LLC. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has not yet produced profits and is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation

techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and 2021, the Company had cash of $310,206 and $0, respectively, in excess of federally insured limits, and is therefore subject to significant credit risk and exposed to potential losses on these uninsured deposits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

The Company had $0 accounts receivable as of December 31, 2022 and 2021.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Escrow Receivable

Amounts held in escrow are recognized at estimated realizable value.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2022 and 2021, deferred offering costs recognized were $0 and $17,000, respectively. The deferred offering costs in 2021 were charged to additional paid-in capital in 2022 upon the completion of the offering.

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of assets:

| | |
|---|---|
| Computer equipment | 3 years |
| Customer list | 3 years |
| Website | 3 years |
| Software | 15 years |
| License | indefinite |

The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible assets.

There were no changes in the estimated useful lives of each of the Company's items of property and equipment and intangible assets for the years ended December 31, 2022 and 2021.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in the value of property and equipment or intangible assets was recognized for the years ended December 31, 2022 and 2021.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and

finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The Company leases office spaces with a lease term of 6 to 12 months. The adoption of ASC 842 had no impact on the Company's consolidated balance sheet as of December 31, 2022.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts (or beneficial conversion features) to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts or beneficial conversion features under these arrangements are (i) amortized over the term of the related debt to their stated date of redemption or (ii) when based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate

amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records them as deferred revenues. The Company has determined that its performance obligation in relation to the subscription agreements with customers (i.e., to provide customer access to Company's numerical ratings, analyst reports and risk assessments on all online startup investment opportunities) are satisfied through the passage of time of the underlying subscription period, which are monthly or annually. Monthly subscriptions are recognized upon completion of the month of service, while annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

The Company derives revenue only from subscriptions and all are recognized over time.

*Contract Balances*

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company collects payments from customers in advance and therefore no accounts receivable is recognized. However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of December 31, 2022 and 2021, $0 and $44,772 of revenues, respectively, were not yet closed out of escrow.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $260,196 and $354,435 as of December 31, 2022 and 2021, respectively, recognized as deferred revenue in the consolidated balance sheets.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

Under FASB ASC 718, the Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

<u>Income Taxes</u>

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date. Income from the Company was reported and taxed to the members on their individual tax returns. Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each period.

## NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $5,056,781 and $4,285,000 during the years ended December 31, 2022 and 2021, respectively, has an accumulated deficit of $11,203,327 as of December 31, 2022, has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021, and lacks liquid assets to satisfy its obligations as they come due with a working capital deficit of $181,694 as of December 31, 2022. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

## NOTE 4: NON-CURRENT ASSETS

As of December 31, 2022 and 2021, property and equipment and intangible assets consisted of the following:

| | December 31, 2022 | | | | |
|---|---|---|---|---|---|
| | Equipment | Software | Customer list | Website | License |
| Cost | $ 11,519 | $ 2,961 | $ 612,814 | $ 1,550,000 | $ 2,167,610 |
| Less: Reversal | - | - | (243,794) | - | - |
| Adjusted cost | 11,519 | 2,961 | 369,020 | 1,550,000 | 2,167,610 |
| Accumulated depreciation and amortization | (7,110) | (609) | (561,746) | (441,667) | - |
| Less: Reversal | - | - | 233,729 | - | - |
| Adjusted accumulated depreciation and amortization | (7,110) | (609) | (328,017) | (441,667) | - |
| Net Book Value | $ 4,409 | $ 2,352 | $ 41,003 | $ 1,108,333 | $ 2,167,610 |

| | December 31, 2021 | | | | |
|---|---|---|---|---|---|
| | Equipment | Software | Customer list | Website | License |
| Cost | $ 9,860 | $ 2,961 | $ 612,814 | $ 50,000 | $ - |
| Less: Accumulated depreciation and amortization | (4,054) | (411) | (357,475) | (8,334) | - |
| Net Book Value | $ 5,806 | $ 2,550 | $ 255,339 | $ 41,666 | $ - |

Depreciation and amortization totaled $559,593 and $214,915 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the cost of fully depreciated assets still being used amounted to $2,911 and $1,742, respectively. Intangible assets with a cost basis of $1,921,981 and $665,775 have a weighted average remaining useful life of 2.46 and 1.43 years as of December 31, 2022 and 2021, all respectively, and will be recognized on a straight line basis over the remaining amortization period.

See Note 5 for the discussion of customer list and website.

License

The Company entered into an agreement to license intellectual property for 16 months beginning December 1, 2019. The Company agreed to pay a monthly fee of approximately 25% of certain revenues generated from the licensed assets. When the aggregate of the fee paid each month reaches a total of $150,000, the Company agreed to pay an additional 1% of revenue per year until either the Company has paid to the licensor the sum of $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units of the Company as of March 31, 2021. Upon which time, the full ownership of all licensed intellectual property shall transfer to the Company.

In February 2022, the agreement was amended to extend the duration of the exclusive license into perpetuity, waive the right of the licensor to any fees not already paid by the Company as licensee, waive any fees that might be contemplated by the original agreement, and deliver to licensor shares of common stock equivalent to 4% of the outstanding Class A common stock of the Company as of March 31, 2021. As a result, the Company issued 2,167,610 shares of Class A common stock to the licensor on the same date as this amended agreement. These shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share and the value was recorded as an indefinite-lived intangible asset.

## NOTE 5: ACQUISITION

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the "Seller") in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list. The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction. The Seller retained the right to sell its own products to the customer list and is allowed to continue generating revenue from the customer list for a period of two years. Therefore, the full transaction value was attributed as a customer list asset.

The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimated that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase. In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company had recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and had recorded a customer list asset of $612,814, amortized using the straight-line method over the three-year estimated useful life of the asset. The Company reassessed the purchase price at the end of the reporting period based on the actual revenues generated from the date of the acquisition to the reporting date. As a result, customer list and acquisition payable were reduced to $369,020 and a gain from reversal of accumulated amortization amounting to $152,464 was recognized during the year ended December 31, 2022.

The amortization was recorded as "sales and marketing – customer list amortization" operating expense in the consolidated statements of operations in the amount of $123,006 and $204,271 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the current portion of acquisition payable amounted to $369,020 and $334,048, respectively.

Crowdwise

On July 1, 2021, the Company entered into an agreement to purchase certain assets of Crowdwise, LLC, operated on the internet in connection with its website, for an aggregate consideration of $50,000 paid on April 2022. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of domains, brand/trademarks, images, software, social media accounts, contents and newsletter subscribers, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset is amortized over the three-year estimated useful life of the asset (see Note 4).

As of December 31, 2022 and 2021, $0 and $50,000 were recorded as acquisition payable presented in the current liabilities section of the consolidated balance sheets, respectively.

Technori

On February 25, 2022, the Company entered into an agreement to purchase certain assets of Technori, LLC, operated on the internet in connection with its website, for an aggregate consideration of 1,500,000 shares of Class A common stock of the Company, which were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of websites, social media accounts, domain names, newsletter, subscriptions and all Technori digital assets, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset is amortized over the three-year estimated useful life of the asset (see Note 4).

## NOTE 6: LOANS

In 2021 and 2022, the Company entered into short-term agreements with non-bank entities under which future accounts receivable may be purchased for a discount. Repayments are made monthly and the loans are secured by Company's assets under the agreements' terms. The Company received a total of $181,893 and $310,252 under such relationships and incurred fees of $32,099 and $48,711 during the years ended December 31, 2022 and 2021, all respectively. The fees incurred were recorded as a discount to the loans and amortized to interest expense over the 12-month contract term. The Company repaid a total of $400,855 and $82,958, including payment for fees amounting to $63,796 and $9,685, during the years ended December 31, 2022 and 2021, all respectively. The balance due as of December 31, 2022 and 2021 was $81,816 and $236,979, respectively.

In January and November 2022, the Company obtained loans from Celtic Bank through Stripe Capital Program, a business loan program for users of Stripe, Inc.'s payment processing platform. The Company received a total of $142,427 and incurred a fixed fee assessed by the bank totaling $18,619 which represents the total cost of the loan. The repayment rate of the principal and fixed fee is 20% of daily merchant receivables withheld by Stripe, Inc. to repay the loan. The Company repaid $104,053 during the year ended December 31, 2022. Of such, $10,071 relates to the fixed fee which was recorded as interest expense in the consolidated statement of operations. The balance outstanding as of December 31, 2022 was $48,445.

## NOTE 7: CONVERTIBLE NOTES

The Company issued convertible notes in the aggregate principal amount of $1,099,744 as of December 31, 2021. The notes accrued simple interest at 5% per annum through the maturity date. The notes were to mature on December 31, 2021, unless sooner converted into shares of the Company's Class A common stock offered pursuant to the Company's Regulation A offering.

On August 4, 2021, the Securities and Exchange Commission ("SEC") qualified an offering by the Company of up to 15,000,000 shares of Class A common stock pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended. This triggered the conversion of the then outstanding principal amounting to $1,099,744 and accrued interest amounting to $31,162 into 1,409,815 shares of Class A common stock at a conversion rate of $0.80 per share.

The Company incurred interest expense of $0 and $26,831 on these convertible notes and recognized $0 and $282,693 of interest expense on beneficial conversion feature against its additional paid-in capital for the years ended December 31, 2022 and 2021, all respectively.

## NOTE 8: EQUITY

Limited Liability Company to Corporate Conversion, Stock Split

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and profit interests in the Company. These units have been issued to the founding members and were attributed zero value in these consolidated financial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock, including 51,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, upon conversion to corporation, as discussed in Note 1. All membership interests in Kings Crowd, LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of common stock for each membership unit. All shares and warrants reflected in these consolidated financial statements are indicative of post-split figures and the par value of the issued shares was recorded with the offset to additional paid-in capital.

As of December 31, 2022 and 2021, 12,427,839 and 12,683,313 shares of Class A common stock and 11,594,551 and 12,683,313 shares of Class B common stock of the founders were issued and outstanding, and 0 and 317,979 shares of Class A common stock remained subject to vesting terms, all respectively.

Common Stock

The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by law and the certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of the Company's assets available for distribution to the stockholders upon any liquidation or winding up of the Company. Each outstanding share of Class B common stock is convertible into one fully paid and nonassessable share of Class A Common stock (i) at any time at the option of the holder or (ii) automatically upon the consummation by the Company of an underwritten public offering of the Company's securities from which the Company receives gross proceeds in excess of $10,000,000.

Shares Issued for Services

The Company grants restricted stock awards to employees and non-employee advisors and consultants which are subject to vesting terms of 3-48 months.

A summary of restricted stock awards granted by the Company is as follows:

| | December 31 | |
|---|---|---|
| | **2022** | **2021** |
| Balance at beginning of the year* | 12,011,248 | 7,881,498 |
| Granted | 903,357 | 4,276,625 |
| Forfeited | (87,166) | (146,875) |
| Balance at end of the year | 12,827,439 | 12,011,248 |

**3,054,199 shares of Class A common stock issued in 2018 have been attributed zero value in these consolidated financial statements; of such, 0 and 322,890 shares remained subject to vesting terms as of December 31, 2022 and 2021, respectively. The remaining 119,891 shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date. All shares vested as of December 31, 2022 and 2021.*

For the years ended December 31, 2022 and 2021, 2,280,007 and 2,431,232 shares of Class A common stock were issued, 2,280,007 and 2,461,206 shares vested, and $1,594,637 and $1,671,158 were recorded as stock-based compensation expense in the consolidated statements of operations, all respectively. As of December 31, 2022 and 2021, 2,486,119 and 3,949,936, shares of Class A common stock remained subject to vesting terms, respectively.

Regulation Crowdfunding Offering

In 2018, the Company conducted two securities offerings under Regulation Crowdfunding, where the Company sold a total of 1,512,002 shares of Class A common stock for gross proceeds of $139,899. Of such, 1,378,095 shares of Class A common stock were issued for gross proceeds of $121,350 and 133,907 shares of Class A common stock were issued for gross proceeds of $18,549.

In 2019, the Company issued a total of 1,131,814 shares of Class A common stock for gross proceeds of $160,173.

In 2020, the Company raised gross proceeds of $867,733 for the issuance of 6,131,572 shares of Class A common stock.

Regulation A and D Offering

In 2021, the Company qualified to offer up to 15,000,000 shares of Class A common stock under Regulation A. Of the 15,000,000 shares of Class A common stock being offered, (i) the Company is offering up to an aggregate of 13,000,000 newly issued shares of Class A common stock and (ii) certain selling stockholders are offering up to an aggregate of 2,000,000 shares of Class A common stock currently outstanding ("Regulation A Offering"). The shares being offered by one of the selling stockholders are held as shares of Class B common stock, which shares will convert into shares of Class A common stock upon the sale of such shares in the Regulation A Offering. During the years ended December 31, 2022 and 2021, the Company issued new shares of Class A common stock totaling 2,645,327 and 1,097,893 for gross proceeds of $2,645,328 and $1,097,893 at a price per share

of $1.00 and the selling stockholders sold 255,474 and 35,838 shares of Class A common stock and 255,474 and 35,838 shares of Class B common stock, all respectively. As of December 31, 2022 and 2021, $0 and $598,568 were not yet closed out of escrow and therefore recorded as escrow receivable in the consolidated balance sheets.

The Company also issued 700,000 and 75,000 shares of Class A common stock under the Regulation D offering for gross proceeds of $700,000 and $75,000 during the years ended December 31, 2022 and 2021, all respectively.

Warrant Exercise

As discussed in Note 9, the new warrant holders exercised the warrants in December 2021 to purchase a total of 1,406,980 shares of Class A common stock for total proceeds of $250,000. As of December 31, 2022 and 2021, $0 and $230,991, respectively, were not yet received and therefore recorded as subscription receivable in the consolidated balance sheets.

Conversion of Convertible Notes Payable

As discussed in Note 7, the qualified financing was triggered in August 2021 and the then outstanding principal amounting to $1,099,744 and accrued interest amounting to $31,162 were converted into 1,409,815 shares of Class A common stock at a conversion rate of $0.80 per share.

Other Issuances

In 2022, the Company issued 1,500,000 shares of Class A common stock in conjunction with the asset purchase agreement discussed in Note 5. These shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share. In addition, 2,167,610 shares of Class A common stock were issued in connection with the licensed intellectual property discussed in Note 4. The shares were attributed a fair value based on the active price of the Company's shares of common stock at issuance date at $1.00 per share.

As of December 31, 2022 and 2021, 44,631,838 and 35,083,420 shares of Class A common stock and 12,427,839 and 12,683,313 shares of Class B common stock were issued and outstanding, all respectively. Certain stock issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the stockholders' continued service to the Company, with the repurchase price set at the issuance price per share. As of December 31, 2022 and 2021, 2,486,119 and 4,590,805 shares of Class A common stock were unvested and remained subject to the repurchase option, respectively.

## NOTE 9: WARRANTS

In connection with the license agreement discussed in Note 4, the Company issued 1,406,980 warrants in December 2019. Each warrant entitled the holder to purchase one preferred unit of the Company at an exercise price of approximately $0.18 per unit up until December 2021. The number of preferred units or warrant price will be adjusted in the event of any preferred unit dividend, splits or recapitalization of the Company. If at the time of exercise, no preferred units had been issued, then the warrants would be exercisable for the same class of units issued to the other members. The Company did not issue any preferred unit in Kings Crowd, LLC prior to the corporate conversion.

The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $24,336, and recognized such to additional paid-in capital.

In 2021, the holder of the warrants transferred its rights to other entities ("new holders"). The new holders exercised the warrants in December 2021 and purchased a total of 1,406,980 shares of Class A common stock for total proceeds of $250,000.

| | December 31 | |
|---|---|---|
| | **2022** | **2021** |
| Outstanding - beginning of year | - | 1,406,980 |
| Granted | - | - |
| Exercised | - | (1,406,980) |
| Outstanding - end of year | - | - |

## NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842).* This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Management adopted this standard in 2022 and adoption of such had no impact on the Company's consolidated financial statements and disclosures.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, including subsequently issued ASUs, to clarify the implementation guidance in ASU 2016-13. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. ASU 2016-13 will be effective for private companies' fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2016-13 will have on the Company's consolidated financial statements.

In October 2016, FASB issued ASU 2016-16, *Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory*, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 had no impact on the Company's consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350)*, simplifying Accounting for Goodwill Impairment. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including

interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement*, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The adoption of ASU 2018-13 did not have a material impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.* ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The adoption of ASU 2018-15 did not have a material impact on the Company's consolidated financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The adoption of ASU 2020-06 did not have a material impact on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## NOTE 11: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the

Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

## NOTE 12: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $1,387,919 and $722,481, respectively. The following table presents the deferred tax assets by source:

| | December 31 | |
|---|---|---|
| | 2022 | 2021 |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 1,299,325 | $ 716,692 |
| Research and development credits | 88,594 | - |
| Cash to accrual differences | - | 5,789 |
| Valuation allowance | (1,387,919) | (722,481) |
| Net deferred tax assets | $ - | $ - |

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 24.95%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $5,207,714 and $2,872,514, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

## NOTE 13: SUBSEQUENT EVENTS

Regulation D Offering

Through the issuance date of these consolidated financial statements, the Company raised gross proceeds of $75,000 through the issuance of 75,000 shares of Class A common stock, in the aggregate, at a price per share of $1.00 under the Regulation D offering.

Restricted Stock Awards

The Company granted 368,500 Class A common stock restricted stock awards to an employee and non-employee advisor and consultant. 252,500 shares vested upfront while 116,000 shares are subject to vesting terms of 4 and 24 months.

Secured Term Loan

In January 2023, the Company obtained a loan with a principal amount of $250,000. The proceeds are solely for the purchase of membership interests in LawBot LLC giving the Company a majority interest. The term loan bears interest of 12% per annum, matures on December 31, 2025, and is secured by the Company's right, title and interest in the equity interests in LawBot LLC.

Membership Interest Subscription

In January 2023, the Company purchased 17,000 Class A Units in LawBot LLC, or a 51% membership. As partial consideration for such acquisition, the Company has agreed to issue to LawBot LLC 1,000,000 warrants to purchase Class A Common Stock of the Company at an exercise price of $1.20 per share of common stock. These warrants expire on January 31, 2030.

In addition, LawBot LLC granted the Company the option to subscribe for and purchase an additional 16,800 Class A Units ("option units"). The consideration for the option units is equal to 3.5 times Lawbot LLC's adjusted revenue for the year ended December 31, 2025.

Management's Evaluation

Management has evaluated subsequent events through November 30, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.